UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 05/31/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AXOM Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3451 N. Triumph Blvd. - Suite 100
(No. and Street)

| Lehi | Utah | 84043 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Brandon Hightower | (415) 385-7850 | Brandon@axompartners.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

| 675 Ygnacio Valley Road - Suite A200 | Walnut Creek | CA | 94546 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 02/24/2009 | 3438 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# AXOM Partners LLC

**Financial Statement and Report of Independent Registered Public Accounting Firm**
**Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934**
**December 31, 2024**

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# OATH OR AFFIRMATION

I, Brandon Hightower, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AXOM Partners LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GRETCHEN F GORDON
NOTARY PUBLIC • STATE OF UTAH
My Commission Expires July 8, 2025
COMMISSION NUMBER 719128

Signature: [signature]

Title: Member, Manager and CEO

[signature]
Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

## ERNST WINTTER & ASSOCIATES LLP    *Certified Public Accountants*

*675 Ygnacio Valley Road, Suite A200*                    *(925) 933-2626*
*Walnut Creek, CA  94596*                                 *Fax (925) 944-6333*

## Report of Independent Registered Public Accounting Firm

To the Member of
AXOM Partners LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AXOM Partners LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement.  We believe that our audit provides a reasonable basis for our opinion.

*Ernst Wintter + Associates LLP*

We have served as AXOM Partners LLC's auditor since 2024.
Walnut Creek, California
February 23, 2025

**AXOM PARTNERS LLC**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2024**

| | | |
|---|---|---:|
| **Assets** | | |
| Cash and cash equivalents | $ | 1,164,496 |
| **Total Assets** | $ | 1,164,496 |
| | | |
| **Liabilities and Member's Equity** | | |
| Accounts payable and accrued expenses | $ | 12,978 |
| Due to member | | 116,449 |
| **Total Liabilities** | | 129,427 |
| | | |
| **Member's Equity** | | 1,035,069 |
| **Total Liabilities and Member's Equity** | $ | 1,164,496 |

**The accompanying notes are an integral part of this financial statement.**

1.    **Nature of Business**

AXOM Partners LLC, (the "Company"), a Delaware limited liability company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the following types of business: mergers and acquisitions advisory and private securities placement services. The Company has a minimum net capital of $5,000.

2.    **Summary of Significant Accounting Policies**

The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

**Management Estimates and Assumptions**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty: accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

**Revenue Recognition**
FASB Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers is a comprehensive revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

The Company recognizes revenue under ASC 606. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Advisory services revenue primarily include fees related to financial consulting and strategic advice. Advisory revenues are primarily recognized when the transactions are completed, provided, however in certain instances they may be recognized when certain services are completed (or, if applicable, separate components thereof) or substantially completed, and the fees are determinable, and collection is reasonably assured. Fees are recorded when the client is contractually obligated to pay, which is often when the related service has been rendered and/or when a transaction has been consummated.

**See Report of Independent Registered Public Accounting Firm.**

## Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Typically, a fee is billed when a specific event occurs such as the closing of a transaction or the delivery of a document. Some contracts define revenue on a percentage of transaction values, funds gathered, a set fee, or a combination. Sometimes, a partial upfront payment, or retainer, is collected at the start of the services. Any fees collected before revenue recognition are treated as contract liabilities. If revenue is earned but not yet received, it is noted as accounts receivable in the financial statement. At times, contracts might include extra fees that depend on future events. Since these fees are influenced by external factors, they are only considered earned after the specified event takes place.

## Risk Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company maintains cash balances which, at times, may exceed federally insured limits. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.
The Company has not experienced any losses on its cash deposits.

## Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly illiquid debt Instruments purchased with a maturity of three months or less to be cash equivalents.

## Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

## Fair Value Measurements

The Fair Value Measurements Topic of the ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

**Level 1** Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.

**Level 2** Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

**Level 3** Unobservable inputs for the asset or liability.

**See Report of Independent Registered Public Accounting Firm.**

**Determination of Fair Value**

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Partnership bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Partnership's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets at fair value: | | | | |
|   Money market fund | $ 764,496 | $ - | $ - | $ 764,496 |
| Total assets at fair value | $ 764,496 | $ - | $ - | $ 764,496 |

The money market fund is included in cash and cash equivalent on the statement of financial condition.

**Accounts Receivable and Allowance for Credit Losses**

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. There were no credit losses in the period.

Accounts receivable are reported net of any estimated reserves for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for credit losses to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for credit losses is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2024 as there were no amounts receivable.

**See Report of Independent Registered Public Accounting Firm.**

**Related Party Transactions**

The Company has an expense sharing agreement with the AXOM Partners Holdings LLC (the "Member"). The Member provides office space and administrative services to the Company. The Company pays its proportional share of office rent, compensation and other overhead costs Member incurred in providing administrative services. The Company does not employ any personnel and is not party to any lease agreements. December 31, 2024, $116,449 was payable to the Member for such costs.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

**Income Taxes**

The Company, a limited liability company, passes 100% of its taxable income and expenses to the Member. No provision or liability for federal income taxes is included in this financial statement. The Company is subject to tax examinations by major jurisdictions for all periods since formation.

3. **Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company computes net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined shall not exceed 1500%. At December 31, 2024, net capital of $1,019,779 exceeded the required net capital minimum by $1,003,601. Aggregated indebtedness to net capital was 13% for 2024.

4. **Segment Reporting**

Our chief operating decision makers are the Managers of the Member, who review operating results and financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

The Company's activities providing advisory and placement services constitute a single reportable segment. An operating segment is a component of an entity that conducts business and incurs revenues and expenses for which discrete financial information is available that is reviewed by the chief operating decision makers, in assessing performance and making resource allocation decisions. The Company has a single operating segment and therefore a single reportable segment.

The Company is organized as one operating segment in order to maximize the value of advice to clients by drawing upon the diversified expertise and broad relationships of senior professionals across the Company. The chief operating decision makers assess performance and allocate resources based on broad considerations, including the market opportunity, available expertise across the Company and the strength and efficacy of professionals' collaboration, and not based upon profit or loss measures for the Company's separate product lines.

**See Report of Independent Registered Public Accounting Firm.**

5. **Commitments and Contingencies**

The Company does not have any commitments or contingencies at December 31, 2024 or as of the report issuance date.

6. **Subsequent Events**

The Company has evaluated subsequent events through February 23, 2025 the date which the financial statements were issued.

**See Report of Independent Registered Public Accounting Firm.**